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                              August 8, 2022

       Jeffrey Cocks
       Chief Executive Officer
       Nevada Canyon Gold Corp.
       316 California Avenue, Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Amendment No.1 and
Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 22, 2022
and August 2, 2022
                                                            File No. 024-11911

       Dear Mr. Cocks:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

       Form 1-A

       Our Business Model, page 40

   1. We note your response to comment 4 related to the additional disclosure for your individual material
properties. Please locate these properties using a easily recognizable coordinate system and
provide a total cost or book value as required by of Items
                                                        1304(b)(1)(i) and
1304(b)(2)(iii) of Regulation S-K.
       Recent Developments, page 44

   2. We note your response to comment 5 concerning your revised disclosure on page 44.
                                                        However, per your
property description, the Agai-Pah Property is located in sections 32
 Jeffrey Cocks
Nevada Canyon Gold Corp.
August 8, 2022
Page 2
      & 33, T4N, R34E, MDM, Mineral County, Nevada which is approximately 33 miles southeast of Hawthorn, Nevada, and not 10 miles northeast, as stated in your filing.
      Please clarify your disclosure as necessary.
       You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on engineering and related matters. Please contact Cheryl Brown,
Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey Cocks
                                                          Division of
Corporation Finance
Comapany NameNevada Canyon Gold Corp.
                                                          Office of Energy &
Transportation
August 8, 2022 Page 2
cc:       Deron Colby, Esq.
FirstName LastName